Exhibit 99.1

U)LLARINI:

Collarini Energy Experts
Houston, Texas 77077
Tel. 985-789-0872
www.collarini.com ..

Prairie Operating Co., LLC

602 Sawyer Street, Suite 710

Houston, Texas 77007

Attn: Mr. Bryan Freeman, EVP of Operations

August 15, 2023

Re: DJ Basin Acquisition Evaluation

Gentlemen:

At your request, we have reviewed the technical, commercial, and other data provided by Prairie Operating Co., LLC (Prairie) regarding its acquisition of EXOK properties in Weld County, Colorado in order to estimate the volumes of oil and gas reserves and resources and their associated values. The purpose of this review is to express an independent opinion of the reasonableness of the hydrocarbon estimates presented by the seller and reviewed by Prairie as they relate to the Codell and Niobrara formations only. All monetary values referenced herein are expressed in $US, and all hydrocarbon volumes are expressed in standard US measures.

All reserves/resource estimates and future revenue therefrom adhere to the SPE-PRMS guidelines and also adhere to the standards and definitions promulgated in Section 210.4 -10 of Regulation S - X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008. Estimates of probable and possible reserves and the future revenue therefrom are optional by Regulation S - X, and are included herein at your request. The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S – X.

The reserve volumes and their respective classifications and categorizations were estimated by performance methods, volumetric methods, analogy, or combination of methods. Performance methods generally included decline-curve analysis and material balance analysis where representative data was available. Volumetric estimates generally included a combination of geological and engineering interpretations, while analogy methods included reserve estimates from historical performance of similar wells and reservoirs in the field or nearby fields.

Prairie has provided lease positions, estimated working and net revenue interests, indicative drilling and completion costs, facility and pipeline costs, expected operating expenses, and schedules for proposed drilling and permitting. Regional production, well information, and directional surveys were sourced from Enverus PRISM data service. In addition, Prairie provided a very well-documented project overview. Within the time frame available, we reviewed the information provided and offer the following observations, conclusions, and reserve/resource estimates related to the Prairie properties located in Weld County Colorado, United States of America. This report is based upon prices and costs as set forth herein. It is estimated that this report covers 100% of Prairie’s reserves.

As presented in the accompanying detailed projections we estimate the net reserves and future net income to the Prairie Operating Co., LLC interest, as of August 1, 2023, to be:

	Net Remaining Reserves			Future Net Income (M$)
Reservoir/ Category	Oil (MBbl)	Gas (MMCF)	NGL (Mgal)	Undiscounted	Present Worthat10%
Codell Formation
Possible Undeveloped4	45,947	99,806	15,852	1,563,615	641,081

Niobrara Formation
Possible Undeveloped	96,688	338,511	53,766	4,030,195	1.726,361

Total Possible Reserves	142,635	438,318	69,618	5,570,485	2,363,937

*	Probable and possible reserves have not been discounted for the risk associated with future recovery. See reserve definitions following this letter.

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

The reserves and future income shown in this report are related only to reservoirs which have been identified herein. The estimates do not include any value which might be attributable to additional reservoirs in which Prairie may also hold an interest.

Net income, as defined in this report, is after deducting future capital costs and operating expenses, but before consideration of income taxes. The future net income has also been shown discounted at 10 percent to determine its present worth. This present worth is included to indicate a time value of money. This should not be construed as representing the market value of the property, as income tax considerations and opportunity rates may vary greatly among individuals. Our estimates of future cash flows include costs required to recover reserves including drilling, completion, recompletion, and facility capital expenditures in addition to state and local taxes and operating expenses. Plugging, abandonment, and site restoration costs have not been included in the valuation due to the small present value of that cost caused by the very long lives of the wells.

Product prices from the NYMEX closing at July 31, 2023, beginning with $81.80 per barrel of oil and $2.56 per MMBtu of natural gas, were used then held flat from 2034 and 2036, respectively thereafter. Gas prices were adjusted by -19.31% to account for the expected differential netted relative to Henry Hub; oil prices were netted -$1.01/Bbl to the WTI oil benchmark. Processing is expected to yield 125 barrels of NGL per MMCF of gas and sell for 36.2% of the price of oil. Gas is forecast to shrink by 21.3% during processing. All of the prices, volume changes, and differentials were provided by Prairie.

Operating costs are based on estimated expenses provided by Prairie. These current expenses are held constant for the life of the project. These costs include transportation and processing fees where applicable and fixed costs per well. The estimated future costs for drilling and completion of undeveloped wells were provided by Prairie as was the planned drilling schedule, which is included in the Appendix.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

The titles to the properties have not been examined by Collarini Energy Experts, nor has the actual degree or type of interest owned been independently confrrmed. The data used in our estimates were obtained from Prairie and from sources which provide publicly accessible data and are considered accurate.

A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments. Qualifications of technical personnel are included as an attachment to this report, namely Michael Connelly, Senior Geoscientist; Mark Fleming, Senior Reservoir Engineer; and Cheryl Collarini, Project Supervisor, Reserves and Economics expert.

Very truly yours,

COLLARINIENERGYEXPERTS

Mark Fleming, Senior Reservoir Engineer

Michael Connelly, Senior Geoscientist

/s/ Cheryl Collarini, P.E.

Cheryl Collarini, P.E., Chairman

Chairman

Collarini Energy Experts